Exhibit 12

CENTERPOINT ENERGY RESOURCES CORP. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of CenterPoint Energy, Inc.)

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

	Year Ended December 31,
	2006	2007 (1)	2008 (1)	2009 (1)	2010 (1)

Net Income	$207	$287	$343	$230	$300
Equity in earnings of unconsolidated affiliates, net of distributions	(5)	(13)	(51)	(3)	13
Income taxes	116	173	228	146	187
Capitalized interest	(6)	(12)	(5)	(2)	(7)
	312	435	515	371	493

Fixed charges, as defined:

Interest	167	187	206	213	208
Capitalized interest	6	12	5	2	7
Interest component of rentals charged to operating expense	17	14	13	12	25
Total fixed charges	190	213	224	227	240

Earnings, as defined	$502	$648	$739	$598	$733

Ratio of earnings to fixed charges	2.64	3.04	3.30	2.63	3.05

(1)
Excluded from the computation of fixed charges for the years ended December 31, 2007, 2008, 2009 and 2010 is interest income of $2 million, $1 million, $-0- and $1 million, respectively, which is included in income tax expense.